UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549


                             SCHEDULE 13G

               Under the Securities Exchange Act of 1934


                          (Amendment No. 3)*


                            Wacoal Corporation
                             (Name of Issuer)

                               Common Stock
                      (Title of Class of Securities)

                                 6932204
                              (CUSIP Number)

                            December 31, 2003
         (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
[ ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



















CUSIP: 6932204                                                  Page 1 of 7


 1   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Capital Group International, Inc.
     95-4154357

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
     INSTRUCTIONS)                                                 (a)

                                                                    (b)

 3   SEC USE ONLY



 4   CITIZENSHIP OR PLACE OF ORGANIZATION

     California

             5   SOLE VOTING POWER

                  12,958,100


             6   SHARED VOTING POWER
 NUMBER OF

   SHARES
                  NONE
BENEFICIALL

 Y OWNED BY
             7   SOLE DISPOSITIVE POWER
    EACH

 REPORTING
                  12,958,100
   PERSON
   WITH:
             8   SHARED DISPOSITIVE POWER

                  NONE

 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     12,958,100     Beneficial ownership disclaimed pursuant to Rule 13d-4

 10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)


 11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     8.8%

 12  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     HC






CUSIP: 6932204                                                  Page 2 of 7

 1   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Capital International Limited

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
     INSTRUCTIONS)                                                 (a)

                                                                    (b)

 3   SEC USE ONLY



 4   CITIZENSHIP OR PLACE OF ORGANIZATION

     United Kingdom

             5   SOLE VOTING POWER

                  8,385,100


             6   SHARED VOTING POWER
 NUMBER OF

   SHARES
                  NONE
BENEFICIALL

 Y OWNED BY
             7   SOLE DISPOSITIVE POWER
    EACH

 REPORTING
                  8,385,100
   PERSON
   WITH:
             8   SHARED DISPOSITIVE POWER

                  NONE

 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     8,385,100     Beneficial ownership disclaimed pursuant to Rule 13d-4

 10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)


 11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     5.7%

 12  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     CO






CUSIP: 6932204                                                  Page 3 of 7

                  SECURITIES AND EXCHANGE COMMISSION
                         Washington, DC 20549

                             Schedule 13G
               Under the Securities Exchange Act of 1934


Amendment No. 3

Item 1(a)     Name of Issuer:
       Wacoal Corporation

Item 1(b)     Address of Issuer's Principal Executive Offices:
       29, Nakajima-cho
       Kisshoin, Minami-ku
       Kyoto 601-8530, Japan

Item 2(a)     Name of Person(s) Filing:
       Capital Group International, Inc. and Capital International
       Limited

Item 2(b)     Address of Principal Business Office or, if none,
       Residence:
       11100 Santa Monica Blvd.
       Los Angeles, CA  90025

Item 2(c)     Citizenship:   N/A

Item 2(d)     Title of Class of Securities:
       Common Stock

Item 2(e)     CUSIP Number:
       6932204

Item 3 If this statement is filed pursuant to sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
       N/A

Item 4     Ownership

       Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

       See pages 2 and 3

       (a)    Amount beneficially owned:
       (b)    Percent of class:
       (c)    Number of shares as to which the person has:
       (i)    Sole power to vote or to direct the vote:
       (ii)   Shared power to vote or to direct the vote:
       (iii)  Sole power to dispose or to direct the disposition of:
       (iv)   Shared power to dispose or to direct the disposition of:





CUSIP: 6932204                                                  Page 4 of 7

       Capital Group International, Inc. ("CGII") is the parent holding company of a group of investment management companies that hold investment power and, in some cases, voting power over the securities reported in this Schedule 13G. The investment management companies, which include a "bank" as defined in Section 3(a)(6) of the Securities Exchange Act of 1934 (the "Act") and several investment advisers registered under Section 203 of the Investment Advisers Act of 1940, provide investment advisory and management services for their respective clients which include registered investment companies and institutional accounts. CGII does not have investment power or voting power over any of the securities reported herein. However, by virtue of Rule 13d-3 under the Act, CGII may be deemed to "beneficially own" 12,958,100 shares or 8.8% of the 146,616,685 shares of Common Stock believed to be outstanding.

       Capital International Limited is deemed to be the beneficial owner of 8,385,100 shares or 5.7% of the 146,616,685 shares of Common Stock believed to be outstanding as a result of its serving as the investment manager of various institutional accounts.

Item 5 Ownership of Five Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Item 6     Ownership of More than Five Percent on Behalf of Another
       Person: N/A

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

       1. Capital Guardian Trust Company (CGTC)

       2. Capital International Limited (CIL)

       3. Capital International S.A. (CISA)

       4. Capital International Research and Management, Inc. dba
          Capital International, Inc. (CII)

Item 8     Identification and Classification of Members of the Group:
       N/A

Item 9     Notice of Dissolution of Group:  N/A

Item 10     Certification

       By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of
       changing or influencing the control of the issuer of the
       securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
CUSIP: 6932204                                                  Page 5 of 7




     Signature

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


        Date:          February 11, 2004

        Signature:     *David I. Fisher
        Name/Title:    David I. Fisher, Chairman
                       Capital Group International, Inc.

        Date:          February 11, 2004

        Signature:     *David I. Fisher
        Name/Title:    David I. Fisher, Vice Chairman
                       Capital International Limited



        *By    /s/ Michael J. Downer
               Michael J. Downer
               Attorney-in-fact

               Signed pursuant to a Power of Attorney dated January 30, 2003 included as an Exhibit to Schedule 13G filed with the Securities and Exchange Commission by Capital Group International, Inc. on February 10, 2003 with respect to Acclaim Entertainment Inc.

























CUSIP: 6932204                                                  Page 6 of 7


                               AGREEMENT

                            Los Angeles, CA
                           February 11, 2004

  Capital Group International, Inc. ("CGII") and Capital International Limited ("CIL") hereby agree to file a joint statement on Schedule 13G under the Securities Exchange Act of 1934 (the "Act") in connection with their beneficial ownership of Common Stock issued by Wacoal Corporation.

  CGII and CIL state that they are each entitled to individually use
Schedule 13G pursuant to Rule 13d-1(c) of the Act.

  CGII and CIL are each responsible for the timely filing of the statement and any amendments thereto, and for the completeness and accuracy of the information concerning each of them contained therein but are not responsible for the completeness or accuracy of the information concerning the others.



                 CAPITAL GROUP INTERNATIONAL, INC.

                 BY:              *David I. Fisher
                                  David I. Fisher, Chairman
                                   Capital Group International,
                                   Inc.


                 CAPITAL INTERNATIONAL LIMITED

                 BY:              *David I. Fisher
                                  David I. Fisher, Vice Chairman
                                   Capital International Limited


*By  /s/ Michael J. Downer
     Michael J. Downer
     Attorney-in-fact

     Signed pursuant to a Power of Attorney dated January 30, 2003 included as an Exhibit to Schedule 13G filed with the Securities and Exchange Commission by Capital Group International, Inc. on February 10, 2003 with respect to Acclaim Entertainment Inc.
















CUSIP: 6932204                                                  Page 7 of 7